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                          June 3, 2021

       Zach Davis
       Senior Vice President and Chief Financial Officer
       Cheniere Energy, Inc.
       700 Milam Street, Suite 1900
       Houston, Texas 77002

                                                        Re: Cheniere Energy,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2021
                                                            File No. 333-256604

       Dear Mr. Davis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              George Vlahakos